For period ending:
March 31, 2014

Exhibit 77D
File number:
811-02319

Effective December 31, 2013: the Board approved the following (1) permitting the Fund to purchase non-US dollar-denominated securities; (2) allowing the Fund to invest up to 10% of its assets in collateralized loan obligation; and (3) clarifying that the Fund may invest up to 25% of its total assets in a combination of (a) below investment grade privately placed debt securities; (b) preferred stock; (c) convertible securities or debt issued with warrants to purchase common stock, provided the market value of all warrants does not exceed 2% of the net asset value of the Fund; and (d) below investment grade obligations of foreign governments or foreign corporations.

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